SETTLEMENT AGREEMENT

       THIS AGREEMENT is made and entered into as of the 10th day of December, 2004 by and among:

                MAGELLAN AEROSPACE LIMITED, a corporation incorporated under the laws of the Province of Ontario, Canada ("Magellan")

                                                           OF THE FIRST PART
And

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION, a corporation incorporated under the laws of the Province of British Columbia ( "DynaMotive")

                                                           OF THE SECOND PART
And

                WEST LORNE BIOOIL CO-GENERATION LP, a limited liability partnership created under the Limited Partnership Act, Ontario ("West Lorne") by its general partner, DynaMotive Canada Inc.

                                                           OF THE THIRD PART

                     WHEREAS, pursuant to an Agreement of Purchase and Sale dated as of December 17, 2003 by and among the West Lorne, DynaMotive and Magellan, as amended by a letter agreement dated December 22, 2003 (the "PSA"), Magellan sold to West Lorne an OGT 2500 power generation unit (the "Equipment");

                     AND WHEREAS, the purchase price of the Equipment remains outstanding;

                     AND WHEREAS Magellan and West Lorne have entered into a security agreement (the "Security Agreement") dated December 10, 2004 providing for security (the "Security") in respect of the Equipment listed in Schedule "A" to the Security Agreement and the assets listed in Schedule "B" (the "Balance of Plant") to the Security Agreement, as such term is defined in the PSA;

                     NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE 1
                                   The Lease

1.1 West Lorne will use best efforts to enter into a lease with Equisol Capital Corporation ("Equisol") in respect of the Equipment and Balance of Plant (together, the "Power Island") for a principal amount of $3,644,000 Cdn. (the "Lease").

1.2     The Lease will include the following provisions:

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                                       2

(a) West Lorne will make a payment of $500,000 Cdn. to Equisol (the "Payment") concurrently with the receipt by DynaMotive of equity financing (the "Financing") proposed to be in the amount of $12,000,000 Cdn. as part of DynaMotive's intended offering of shares and concurrent listing of its shares on the Toronto Stock Exchange in 2005. Upon completion of the Financing, DynaMotive agrees to advance $500,000 Cdn to West Lorne to enable West Lorne to make the Payment.

(b) Upon receipt of the Payment, Magellan's Security on the Balance of Plant only under the Security Agreement shall be reduced by the amount of the Payment and DynaMotive will have a first priority security interest on the Balance of Plant only in the amount of the Payment.

                                   ARTICLE 2
                              MARKETING AGREEMENTS

2.1 Magellan and DynaMotive will enter into a marketing cooperation agreement which will set out the terms and conditions pursuant to which, they will market each other's services and products (the "Marketing Cooperation Agreement").

2.2 Magellan will use commercially reasonable efforts to negotiate and sign a Remarketing Agreement with Equisol which Remarketing Agreement will provide that Magellan will find a "home" for the Power Island in the event there is a default under the Lease (a "Lease Default"). This "home" could be another biofuel unit or a conversion to a cogeneration unit. The third party acquiring the Power Island must be acceptable to Equisol, acting reasonably.

2.3 In the event of Lease Default, Magellan will maintain its interest in the Power Island and be able to remove and sell, in addition to the Equipment, up to $1.4 million Cdn. value in respect of Balance of Plant, subject to any first priority interest of Dynamotive on the Balance of Plant under section 1.2(b) of this Agreement.

                                   ARTICLE 3
                        WARRANTS/CONVERTIBLE DEBENTURES

3.1 On execution of this Agreement, DynaMotive, will issue 500,000 warrants to Magellan exercisable into fully-paid and non-assessable shares of DynaMotive ("Shares") at the option of Magellan at a price of $0.49 USD per share at any time after the date of execution of the Marketing Cooperation Agreement and expiring December 31, 2006.

3.2 On execution of this Agreement, Magellan, (the "Debenture Holder") will enter into an agreement with DynaMotive whereby DynaMotive shall issue a five year convertible debenture (the "Debenture") to the Debenture Holder. The principal amount of this Debenture is $1,000,000 Cdn. (the "Principal Amount") for a 5-year term. DynaMotive shall be required to pay the unpaid balance of the Principal Amount of the Debenture on the fifth anniversary of its issue (the "Maturity Date"). The Debenture Holder shall have the option to convert all or a portion of the Debenture into fully-paid and non-assessable Shares of DynaMotive for the Conversion Price, as hereinafter defined, at any time or times prior to the Maturity Date with an associated reduction in the outstanding Principal Amount equal to the number of Shares issued on each conversion (the "Conversion Date") times their conversion price as calculated in the following paragraph.. e.

          The conversion parameters are: 20 day average TSX or NASD.Otcbb closing price prior to the Conversion Date at a price not less than $0.40 USD and a price not more than $0.60 USD ("Conversion Price"). Conversion shall be at the Debenture Holder's option. In addition, DynaMotive will issue warrants to the Debenture Holder at a rate of 0.5 warrant per Share issued on the Conversion Date at an exercise price of 5% above market on the Conversion Date. The warrants shall be exercisable into Shares at such time as determined by the holder of the warrant prior to the Maturity Date. The form of warrant will be substantially the same as the warrant issued under section 3.1 hereof except for the term and exercise price.

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                                       3


             DynaMotive at its option may prepay the Principal Amount in whole or in part at any time or from time to time

             For example:

             Total conversion share calculation:
             Conversion if at 40 cents USD: Underlying shares = 2,083,333 shares plus 0.5 warrant per common share.

             The consideration for the issue of the Debenture shall be cancellation of the $1,000,000 Cdn receivables owing by West Lorne to Magellan to December 31, 2004 (as set out on Exhibit 1 to this Agreement). The receivables shall include, without limitation, Magellan's carrying costs and management costs.


                                    ARTICLE 4
                                WAIVER OF DEFAULT

4.1 No consent or waiver, express or implied, by any party to this Agreement with respect to any breach or default by any other party hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default by such party of the same provision or any other provision of this Agreement. Failure on the part of any party to complain of any act or failure to act of any other party or to declare such party in default shall not be deemed or constitute a waiver by such party of any rights hereunder.

                                    ARTICLE 5
                                    AMENDMENT

5.1 This Agreement shall not be altered, modified or changed except by a written amendment executed by all of the parties hereto.

                                    ARTICLE 6
                                   SEVERABILITY
6.1 In the event any provision of this Agreement is held to be illegal, invalid or un-enforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect and shall be enforced to the greatest extent permitted by law.

                                    ARTICLE 7
                                BINDING AGREEMENT

7.1 The provisions of this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

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                                      4

                                    ARTICLE 8
                                    HEADINGS

8.1 The headings of the articles and sections of this Agreement are for convenience only and shall not be considered in construing or interpreting any of the terms or provisions hereof.

                                    ARTICLE 9
                                  WORD MEANINGS

9.1 The words such as "herein", "hereinafter", "hereof', and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural, and vice versa, unless the context otherwise requires.

                                   ARTICLE 10
                                ENTIRE AGREEMENT

10.1 This Agreement and the other agreements referred to herein contain the entire agreement between the parties and supersede all prior writings or agreements with respect to the subject matter hereof.

                                   ARTICLE 11
                                   ARBITRATION

11.1 The parties will attempt in good faith to resolve any controversy, question, claim or other dispute arising out of or relating to this Agreement, (a "Dispute") by arranging a meeting of the chief executive officers, or other designated senior officers, of each party within fifteen
(15) days of one party requesting the meeting in order to discuss and settle the Dispute.

11.2 If the Dispute cannot be settled within a period of thirty (30) days after the meeting referred to in section 11.1 or if the meeting has not been held within thirty (30) days after one party has requested the meeting, or such longer period as agreed to in writing by the parties, either party may refer the Dispute to be conclusively settled by arbitration in accordance with section 11.3 below.

11.3 Any dispute hereunder shall be settled by arbitration in Mississauga, Ontario by one arbitrator in accordance with the terms of the Arbitration Act, Ontario. The parties consent to the jurisdiction of the Courts of the Province of Ontario for all purposes in connection with arbitration. The award entered by the arbitrator shall be final and binding on all parties to arbitration. Each party shall bear its respective arbitration expenses and shall each pay its pro rata portion of the arbitrator's charges and expenses.

11.4 All applicable statutes of limitation and defences based upon the passage of time will be suspended while the procedures set forth in this
Article 11 are pending.

                                    ARTICLE 12
                                  NON DISCLOSURE

12.1 Each of the parties hereto for itself and on behalf of its affiliates agrees to keep the provisions of this Agreement and all schedules, appendices and exhibits hereto in confidence except such information that may be required to be disclosed to Equisol and pursuant to the requirements of applicable law and shall not publish or otherwise disclose the same at any time without the prior written consent of all the other parties hereto.

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                                      5

                                    ARTICLE 13
                                   GOVERNING LAW

13.1 This Agreement shall be construed according to and governed by the laws of the Province of Ontario, Canada.

                                    ARTICLE 14
                                      NOTICES

14.1 Any notice, communication, payment, or demand required or permitted to be given or made by this Agreement will be sufficiently given or made for all purposes if delivered personally to the party or to an officer of the party to whom it is directed or if sent by ordinary first class mail within Canada, postage prepaid, or by facsimile, addressed as follows:

if to the DynaMotive:

              DynaMotive Energy Systems Corporation
	              230-1700 West 75th Avenue
	              Vancouver, BC
	              V6P 6G2

              Attention:	President
	              Facsimile:	(604) 267-6005

if to Magellan

              Magellan Aerospace Limited
              3160 Derry Road East
              Mississauga, Ontario L4T 1A9

              Attention:	Vice President, Corporate Strategy
              Facsimile:	(905) 677 5658

if to West Lorne

              West Lorne BioOil Co-Generation Limited Partnership
              C/O DynaMotive Canada Inc.
              230-1700 West 75th Avenue
              Vancouver, BC
              V6P 6G2

              Attention:	President
              Facsimile:	(604) 267-6005

14.2 Except as provided in paragraph 14.3, a document sent by mail will be deemed to be received on the fourth business day after the day on which it is mailed, addressed as provided in paragraph 14.1 and sent by facsimile will be deemed to be received on the business day after it is sent.

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                                      6

14.3 In the event of any disruption, strike or interruption in the Canadian postal service after mailing and before the receipt or deemed receipt of a document, the document will be deemed to have been received on the sixth business day following full resumption of postal service.

14.4 Any party may change his address by giving written notice of the change to the other parties.

                                    ARTICLE 15
                                   MISCELLANEOUS

15.1 This Agreement may be executed in any number of counterparts and by facsimile copies with the same effect as if all parties to this Agreement had signed the same document and all counterparts and facsimile copies will be construed together and will constitute one and the same instrument.

15.2 Time is expressly declared to be of the essence of this Agreement. Any extension of time hereunder shall not be deemed to be or to operate in law as a waiver on the part of that party granting the extension that time is no longer of the essence.

15.3 Each party will execute and deliver such further agreements and documents and do such further acts and things as any other party hereto reasonably requests to evidence, carry out or give full force and effect to the intent of this Agreement.

        IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.


                                  MAGELLAN AEROSPACE LIMITED

                                  By: /s/
                                  -------------------------------
                                  Its:

                                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                  By: /s/ Andrew Kingston
                                  -------------------------------
                                  Its: President and CEO

                                  WEST LORNE BIOOIL CO-GENERATION LIMITED
                                  PARTNERSHIP, BY ITS GENERAL PARTNER,
                                  DYNAMOTIVE CANADA INC.

                                  By: /s/ Andrew Kingston
                                  -------------------------------
                                  Its: President

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                               EXHIBIT 1
                              Receivables

                                                               Canadian $

Inv. I-8553    June 6, 2004                                    299,382.79
P.O. 01567	     October 15, 2004                                 50,000.00
                                                           ---------------
    Current balance including P.O.s                            349,382.79

Allowance for additional work by Western Mechanical            250,000.00

Invoices to be submitted for Magellan carrying costs
    Magellan consulting services and management time
    Actual and planned to December 31, 2004: Inv. G-30137      400,617.21
                                                           ----------------
                              TOTAL                         $1,000,000.00
                                                           ----------------